MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

January 25, 2019

Board of Directors
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

Dear Board Members:

Due to a number of factors, we believe now is the right time to share our current views on e.l.f. Beauty, Inc. ("e.l.f." or the "Company"). Our firm, Marathon Partners Equity Management, LLC, continues to be one of the largest outside shareholders of the Company. Since our initial letter to the Company's Board of Directors (the "Board") dated September 12, 2018, we have attempted to work behind the scenes in a constructive manner with management and the Board to assist in improving shareholder returns. While we did appreciate the recent opportunity to speak with a director and share our thoughts, we remain highly concerned with management and the Board's unwillingness to address legitimate shareholder concerns in an effective and timely manner. We believe a sober assessment of the Company's operating strategy, corporate governance practices and executive compensation is clearly warranted and long overdue. Additionally, we recommend the Board seek new, independent counsel to review the stockholders agreement in which e.l.f. is a party.

Since e.l.f.'s September 2016 IPO and March 2017 secondary offering, the Company's share price has decreased by 51% and 69%, respectively, dramatically underperforming the market and industry peers. We believe it is crucial for the Board to reorient its priorities toward improving outcomes for the non-insider shareholders of e.l.f. From our point of view, the management team and Board have done little to improve the position of the public shareholders since the IPO while ensuring that TPG Growth II Advisors, Inc. ("TPG") remains in full control of e.l.f. with its own self-interest paramount. This reflects very poorly on the entire Board and calls for aggressive action to reverse the damage that public shareholders have suffered from such poor stewardship.

Operating Strategy & Expense Reductions

e.l.f. has experienced a long and successful run in the cosmetics industry. Over the past five years, the Company has built a substantial level of overhead to support its aspirations of acquiring and running multiple brands on its platform. With a dramatic slowdown in growth of its flagship brand, no completed acquisitions and a share price that is no longer conducive to a M&A strategy, the organization must resize to reflect the current dynamics of the business and industry. We believe it is quite obvious that e.l.f. must optimize its expense structure and refocus on profitable growth in order to regain investor credibility and drive shareholder returns higher.

Mr. Tarang Amin, e.l.f.'s Chairman and CEO, has previously stated to us that it would be "a shame" to dismantle the group of professionals assembled by the senior executive team. For the sake of protecting shareholder value, it is imperative that both he and the Board move past such thinking and seek the maximum reduction in operating expenses that can be delivered to shareholders with the least impact on revenue. There should be no protected interests as critical cost reductions are evaluated. All considerations should be examined, including difficult decisions related to personnel, compensation, office space requirements and e.l.f. owned store count. We believe this is unquestionably the correct move for the business and, therefore, the shareholders over the long-term.

There are many high growth consumer brand companies that have experienced a slowdown in growth. With proper incentives, an aggressive refocus on profitable growth and a reduced cost structure, many of these companies have successfully regained their footing and ultimately created tremendous value for shareholders.

In some of our more recent conversations with Mr. Amin, he stated that growing revenue is the most critical objective for the Company and that such growth would solve most of e.l.f.'s problems. We believe this line of thinking understates the pervasive issues affecting the organization. It is critical for e.l.f. to address multiple areas so that the Company is well-positioned to maximize shareholder value under a variety of potential outcomes. While stabilizing and growing revenues via Project Unicorn is an essential component of turning around the e.l.f. brand, we believe it is an unnecessarily risky strategy for the Company to simply defer or resist difficult decisions around cost reductions. We fear that management will seek the minimum levels of expense reduction to give the appearance of progress. The management team and Board must accept the reality of the situation and aggressively work toward optimal cost reductions that will drive profits higher in both the near and long-term.

Poor Corporate Governance under TPG's Watch

We are firm believers in best practices for corporate governance. When best practices are ignored, shareholders suffer the negative compounding effects that poor corporate governance policies deliver. We believe the Board has been overly accommodative to the interests of TPG on several levels, and this stance has harmed the independent public shareholders of e.l.f.

As Board members know, we have made several suggestions over the past six months to improve e.l.f.'s governance and better balance TPG's level of influence and control over the Company. While we were encouraged to see some of our suggestions enacted this month with changes to certain Board committee members, specifically such that the Compensation Committee is no longer composed solely of TPG-designated directors, much remains to be accomplished. In order to minimize conflicts of interest and ensure the plight of the public shareholders rises to the forefront of deliberations, we recommend the following:

• Separate the role of Chairman and CEO.

• Assign a non-TPG designated director to the role of Lead Independent Director.

• Engage independent counsel to fully reassess the Second Amended and Restated Stockholders Agreement dated March 3, 2017.

Some of the points we raise may seem nonessential to the Board, but we believe they are critical to repairing the mindset that has likely exacerbated the operating issues plaguing the company. These changes represent best practices that would benefit shareholders and mitigate existing conflicts of interest. In addition to strengthening corporate governance, these changes will better prepare e.l.f. for TPG's inevitable exit from its investment in the Company. Directors must prepare for ownership after TPG, as there is always the possibility of a transaction that does not include a sale of the entire Company.

It is ironic that e.l.f.'s deficiencies in corporate governance are occurring while under TPG control. Other groups associated with TPG's parent firm have acquired positions in publicly traded companies and made compelling arguments for change due to poor performance and corporate governance issues. Remarkably, e.l.f. is cited in TPG's 2018 Annual Governance Environmental Social Report (the "GES Report") as an exemplary representative of the firm's focus on best in class corporate governance (see TPG's Portfolio Company Highlight on page 12 of the GES Report here).[1] While e.l.f.'s diverse Board is certainly admirable, a closer examination of the Company reveals a Board whose corporate governance practices run counter to the ideals espoused in the GES Report. The strength and empowerment that flows from the Board's diversity is muted when other critical aspects of corporate governance are poorly managed.

We would like to see TPG's parent firm hold the Board to the same high standards they have sought from others when undertaking activist roles. Poor performance and weak corporate governance at the Company has created a need for change, and we ask no more from e.l.f. than what TPG's parent firm has asked of others as they sought to protect and enhance the value of select investments.

Re-examining the Stockholders Agreement

We believe the Nominating and Corporate Governance Committee (the "NCG Committee") must immediately commence a full examination of the Second Amended and Restated Stockholders Agreement (the "Agreement") with the benefit of oversight from independent counsel, as it may not be serving in the best interests of e.l.f.'s public shareholders. Based on the findings of this review, which we request be made public for shareholders to consider, the Company should seek to revise or eliminate any terms that give TPG unintended benefits or disproportionate control over e.l.f.'s affairs, and address any deficiencies that the Company entered into with the Agreement.

Our primary concern is the ongoing presence of a third TPG-designated director on the Board while TPG has seemingly failed to satisfy the requisite 30% minimum ownership threshold of e.l.f.'s outstanding shares required to attain this level of representation. We believe the Agreement, dating back to the time of the secondary share offering in March 2017, provides TPG the right to *two* designated directors to serve on the Board – given its disclosure of 28.9% of the Company's outstanding shares in the 2018 definitive proxy statement – rather than the *three* currently designated (see Section 3B(i) of the Agreement here).[2] TPG's representation of three directors leads us to draw two possible conclusions: (i) TPG is including the share ownership of other shareholders in its common stock ownership calculation, which could lead to several highly unusual scenarios, or (ii) the Board has knowingly or unknowingly supported TPG's overrepresentation in the 2017 and 2018 election cycles.

If the Board and NCG Committee is counting the ownership of other shareholders – such as Mr. Amin and J.A. Cosmetics – to determine TPG's right to three designated directors, then its rationale behind this decision is entirely unclear in e.l.f.'s proxy materials and other public filings. If this is, in fact, the Board's interpretation of the Agreement, then according to the ownership table in the Agreement TPG would retain the right to a Board seat with de minimis or even zero direct ownership of e.l.f. shares, as long as the other shareholders

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[1] https://www.tpg.com/sites/default/files/2018-10/2018%20GES%20Report.pdf
[2] https://www.sec.gov/Archives/edgar/data/1600033/000119312517069733/d343611dex101.htm

maintain a stake of greater than 5% of the Company. Having the right to a Board seat in this scenario – especially given that TPG makes other investments in the industry – is completely illogical. If TPG is **not** including other shareholders' holdings when determining its level of common stock ownership, then TPG has deprived shareholders the benefit of an additional independent director without ties to the firm for the 2017 and 2018 election cycles.

Irrespective of the interpretation of the Agreement, it would appear the NCG Committee and Board negotiated an exceedingly poor agreement on behalf of the public shareholders. Late last year, we sought to clarify the role that NCG Committee members played in overseeing the amendments to the Agreement, as well as how certain language in the Agreement was interpreted by the NCG Committee, the Board and management. See our list of questions, included in Exhibit I below. Thus far, we have not received a response from the Company to address our stated concerns. We believe the Board and NCG Committee must clarify both their historical and existing interpretation of these critical topics to e.l.f.'s public shareholders to provide a clear understanding of the limitations and rights that flow from the Agreement. We recommend the newly re-constituted NCG Committee refrain from implementing any immediate amendments to the Agreement without significant consideration and advice from new and independent counsel.

We are particularly sensitive to the subject of the NCG Committee seeking counsel from existing advisors on this matter. The following excerpt is taken from Section 8K of the Stockholders Agreement:

> *"It is further acknowledged by the other Stockholders that TPG and its Affiliates have retained Kirkland & Ellis LLP to act as their counsel in connection with this Agreement and that Kirkland & Ellis LLP has not acted as counsel for any other party in connection herewith or therewith and that no other party has the status of a client of Kirkland & Ellis LLP for conflict of interest or other purposes as a result thereof."*

We are concerned the Company may have executed multiple revisions and amendments to the Stockholders Agreement on behalf of the public shareholders without the benefit of independent counsel and/or internal counsel not party to the Agreement, which is particularly relevant since the General Counsel is a party to the Agreement. We believe this would represent a significant oversight by the Board and NCG Committee given the critical nature of the Agreement in determining TPG's level of Board representation and control over other shareholders' votes.

Out of Touch Executive Compensation

We have previously pointed out the absurdity of the Compensation Committee's composition of solely TPG-designated directors. The arrangement – with two TPG-designated directors negotiating compensation with an executive who is formerly and currently employed by TPG-related companies – is unquestionably a conflict of interest and may be the reason why compensation has been so widely disconnected from performance at e.l.f. While we believe it would have been optimal to add two non-TPG designated directors to the Compensation Committee, the recent addition of Mr. Kirk Perry does appear to loosen TPG's control.

This is an improvement in composition, but it is still critically important for the Compensation Committee to make a dramatic shift from recent years and seek an executive compensation plan that is fair to all shareholders. As previously noted, total compensation for just the top three senior executives combined represents far too high of a share of the Company's profits. Last year, independent proxy advisory firm ISS stated in its 2018

Proxy Analysis Report that Mr. Amin's compensation was "misaligned" from performance and approximately 8x the median of the Company's peer group.

The vast destruction in shareholder value since the IPO, coupled with e.l.f. shares hitting new all-time lows, calls for something entirely different regarding executive compensation. It would be tone deaf and decidedly unfair for shareholders to absorb outsized executive compensation composed of time-vest RSUs and struck at-the-money options for 2019 after such poor performance. The senior leadership team instead ought to consider accepting significant reductions in compensation and equity instruments geared toward dramatically improving shareholder value from current levels. For 2019, Mr. Amin should consider our suggestion of accepting 75% to 100% out-of-the-money options or zero compensation beyond his current salary as a show of good faith to employees and shareholders after a series of disappointing results under his leadership.

It is likely the Compensation Committee is in the midst of determining executive compensation for 2019. We will consider it an abject failure of the Compensation Committee and entire Board if the result of the negotiations with senior executives produces only small, non-meaningful tweaks versus the Company's compensation plans in 2017 and 2018.

Share Repurchase Authorization

We have previously expressed support for share repurchase authorizations from the Company, especially when accompanied by meaningful cost reductions and a focus on profitable growth. At the current share price, we believe returning capital in this manner would be very beneficial to long-term shareholders. Our belief is that the current market price of e.l.f. shares is overly depressed and represents a sizable discount to the Company's intrinsic value under a variety of scenarios including strategic combinations focused on eliminating a significant portion of the organization's overhead. Even as a stand-alone public or private company, we believe e.l.f. has the opportunity to cut significant costs and become far more profitable than it is today while still retaining the ability to grow both domestically and internationally.

Numerous conversations on this topic with the senior team, as well as other industry executives familiar with e.l.f., give us confidence that shares of the Company are trading well below intrinsic value. Beyond our conversations, we believe Mr. Amin's purchase of shares in the open market in August 2018 – 65,600 shares at $10.76 per share – was executed at prices he clearly considered to be undervalued and attractive.

If the Company is unwilling to approve even a modest share repurchase authorization at these price levels, shareholders may rightfully question the Board's belief of the true intrinsic value of the business. As such, if Board members do not believe e.l.f. shares are currently undervalued, nor are they backing a specific operating plan to increase intrinsic value, shareholders may justifiably ask what value such directors are adding to boardroom discussions.

Conclusion

As one might expect, TPG has been aggressively pursuing its own best interests with only passing consideration for e.l.f.'s public shareholders. Among other issues we made note of in our initial letter to the Board, the Company's decision to refrain from selling shares alongside numerous executives and insiders at $27 in March 2017 – despite its outstanding debt and consideration of acquisitions – perfectly illustrates our point. We are unable to understand how directors failed to see the opportunity for e.l.f. to sell shares at attractive prices when all of the insiders clearly did. The mindset of the Board that allowed this to occur creates great concern.

While insiders with a high level of ownership are desirable, such a dynamic can also facilitate an environment of intellectual laziness as directors too easily defer to such individuals on a variety of important topics, including critical governance issues. We fear this dynamic may have contributed to e.l.f.'s poor operating results and lapses in corporate governance. We believe the independent directors of the Company, particularly the non-TPG designated directors who constitute a majority of the Board, must advocate for critical strategic and governance changes. We understand remaining in good standing with TPG comes with potential benefits and the possibility of additional Board seats on future transactions, but we remind you that your role as a director, first and foremost, creates a fiduciary obligation to e.l.f.'s public shareholders.

The Company has lost credibility in the eyes of shareholders and the investment community. It is clear to us that the management team and Board must seek meaningful change to alter e.l.f.'s course. With each topic and issue the Board debates, no matter how small, directors must demonstrate to the public shareholders that they are viewed as partners by the Board and are as important of owners as TPG and Mr. Amin. We believe such a mindset would be a valuable guide for the entire Board during this critical period.

After seeing a recent interview on Reuters Breakingviews with the co-CEOs of TPG Holdings, we decided it would be appropriate to send this letter to certain of their senior executives. We believe their experience and openness to change could be very helpful in resolving e.l.f.'s operational and corporate governance issues. The segment of the interview pertaining to activism and its aim of "triggering a re-evaluation of governance" is spot on in our view (see 00:20:30 to 00:23:45 of the interview here).[3]

We remain willing to speak with you at any time in an effort to assist and find the best way forward for all shareholders.

Sincerely,

Mario D. Cibelli
Managing Member

CC: David Bonderman
       Jim Coulter
       Jon Winkelried

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[3] https://share.insider.thomsonreuters.com/link?entryId=1_a7pehdtw

Exhibit I

Current Questions Regarding the Second Amended and Restated Stockholders Agreement (the "Agreement"):

1. The Agreement states that TPG retained Kirkland & Ellis to act as their counsel in connection with the Agreement and that the firm did not act as counsel for any other party. Did the Board and/or the NCG Committee retain independent counsel to assist it when the Stockholders Agreement was amended in September 2016, December 2016 and/or March 2017?

2. Has e.l.f. made use of and/or retained Kirkland & Ellis in any role or manner or reimbursed any other party for work performed by Kirkland & Ellis?

3. Which shareholders are counted in the Agreement to determine TPG's ownership position? If other shareholders are being included in TPG's ownership position, is this made clear in any of e.l.f.'s public filings?

4. How many directors is TPG currently entitled to designate on the e.l.f. Board?

5. What is the NCG Committee's interpretation of the language in Section 3B(i) from the Agreement as it pertains TPG Board representation? If the Agreement allows for two TPG-designated Board members, then why has TPG maintained three designated Board members through the last two annual meetings?

6. Did the Board or NCG Committee have any discussions around the time of the secondary offering in March 2017 pertaining to TPG's level of ownership and whether or not the offering might impact the number of designated directors they were entitled to? The preliminary proxy was filed on the same date as the offering was priced, so the ownership table in the preliminary proxy was shown prior to the secondary offering closing. Was this a coincidence or was there a reason for aligning the filing with the secondary offering?

7. As it pertains to the changes in the Agreement from March 2017, when did Mr. Joseph Shamah give notice that he was resigning from the Board? The Agreement was revised two days after he resigned. We would like to understand how long the NCG Committee may have had to evaluate the changes to the Agreement and the impact such changes may have had on the non-insider shareholders.

8. In December 2016, an amendment to the Stockholders Agreement negated the obligation of employees, excluding Mr. Amin and other entities related to him, to vote in support of TPG nominees. Why was this change made? Does TPG have the right to vote employee shares on all other matters? If not, why would company executives remain party to the Agreement?

9. Are new senior executives of e.l.f. required to become a party to the Agreement?